December 15, 2017

CONFIDENTIAL TREATMENT REQUESTED

VIA EDGAR AND COURIER

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Ref.:	PagSeguro Digital Ltd.
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted November 8, 2017
CIK No. 0001712807

Dear Ms. Woo:

By letter dated December 1, 2017, the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided certain comments to the Draft Registration Statement on Form F-1 confidentially submitted on November 8, 2017 (the “Registration Statement”) by PagSeguro Digital Ltd. (the “Company”). We are writing to respond on behalf of the Company to the comments of the Staff and to indicate changes that have been made in the Registration Statement as a result of those comments.

All page numbers below refer to the revised draft registration statement that is being confidentially submitted today (the “Revised Registration Statement”). In addition to the changes made to the Registration Statement and financial statements as a result of the Staff’s comments, the Revised Registration Statement also includes other ordinary course updates. We have included three copies of the marked version of the Revised Registration Statement with this letter, as well as one unmarked copy.

Jan Woo

United States Securities and Exchange Commission

For your convenience, we have reproduced below in italics the Staff’s comments, followed in each case by the Company’s response. In addition, capitalized terms used but not defined herein shall have the meanings assigned to them in the Revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of PagSeguro Brazil

Results of Operations in 2016, 2015 and 2014

Cost of Sales and Services, page 97

1.	Your disclosure states that as a percentage of net revenue from sales and services, your cost of sales and services posted a decrease of 0.8 of a percentage point to 85.2% in 2016 from 86% in 2015, and that your transaction costs decreased in 2016 as you began operating as an acquirer in the second half of the year. However, based on the information disclosed on page F-66, it appears that your cost of services as a percentage of net revenue from transaction activities and other services increased from 71% in 2015 to 75% in 2016. Please clarify your disclosure to describe the changes in your cost of services as a percentage of transaction revenue and the underlying reasons for such changes.

Response to Staff Comment #1:

The Company acknowledges the Staff’s comment and has revised the first paragraph under “Cost of sales and services” on page 97 of the Revised Registration Statement as follows in order to describe the changes in cost of services as a percentage of transaction revenue and the underlying reasons for such changes.

“Our Cost of sales and services amounted to R$623.7 million in 2016, an increase of R$241.2 million, or 63.1%, from R$382.5 million in 2015. As a percentage of the total of our Net revenue from transaction activities and other services and our Net revenue from sales, our Cost of sales and services remained relatively stable, posting a decrease of 1.8 percentage points to 84.2% in 2016 from 86.0% in 2015.

Within our Cost of sales and services line item, our Cost of services, expressed as a percentage of our Net revenue from transaction activities and other services, increased to 74.5% in 2016 from 71.5% in 2015. This increase reflected the change in the mix of our revenue from transaction services, with a greater proportion of debit card transactions compared with credit card transactions as discussed above under “—Net revenue from transaction activities and other services.” Because the difference between interchange fees and the MDR we charge is less for debit card transactions than for credit card transactions, this change in mix led to the higher level of Cost of services relative to our Net revenue from transaction activities and other services. Our Cost of sales, expressed as a percentage of our Net revenue from sales, decreased to 102.0% in 2016 from 108.1% in 2015, largely due to cost savings achieved starting mid-2015, when substantially all of the POS devices we sold began to be manufactured in Brazil, partly offset by the launch of the higher-value Moderninha Wifi in June 2016 and Moderninha Pro in October 2016, which led to increased expenses in the later months of 2016.”

Jan Woo

United States Securities and Exchange Commission

In addition, the Company has added similar disclosure describing changes in cost of services as a percentage of transaction revenue in the other periods under review in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of PagSeguro Brazil, on pages 92 and 97 of the Revised Registration Statement.

Unaudited Consolidated Financial Statements of Pagseguro Internet S.A. at September 30, 2017

Statements of Cash Flows, page F-6

2.	Your response to prior comment 4 indicates that in your cash flow statement, changes in notes receivable and payables to third parties are presented net of transaction costs and transaction fees. However, your proposed disclosure indicates that the change in payables to third parties reflected in your balance sheet as of September 30, 2017 as compared to December 31, 2016 is R$957.5 million, while the change in payables to third parties reflected in your cash flow statement for the nine months ended September 30, 2017 is R$1,374.4 million. Please clarify what this difference represents and how the change in payables is presented on a net basis in your cash flow statement. Please consider providing us with example journal entries depicting how these transactions are reflected in your balance sheet, income statement and cash flow statement to supplement your response. The same comment applies to your change in notes receivable and the associated non-cash transaction costs. Please also clarify why the presentation of fees and expenses related to early payment in your cash flow statement differs from the presentation of other fees and expenses (e.g. MDR fees and Interchange expenses) in your cash flow statement. In this regard, it appears that your notes receivable and payables to third parties are presented net of all transaction fees and expenses in your balance sheet. The same comment applies to your statement of cash flows for the years ended December 31, 2016, 2015 and 2014.

Response to Staff Comment #2:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its cash flow statement reflects changes in notes receivable and payables to third parties net of transaction costs and transaction fees, but does not include the amounts of early payment debits reflected in payables to third parties (merchants), which are recognized as Financial income, or the amounts of early payment credits reflected in notes receivable (when PagSeguro Brazil requests early payment of receivables due to it), which are recognized as Financial expense. The Financial income recognized on early payment of notes payable to merchants, as well as the Financial expense related to early payment of notes receivable when so requested by PagSeguro Brazil, are both non-cash items. They are therefore shown as a reduction to cash flows and included in the line item “Financial result from early payment, net” (e.g., in the nine months ended September 30, 2017, R$416,946 thousands in respect of non-cash Financial income and R$68,837 thousands in respect of non-cash Financial expense, for a total of R$348,109 thousands in the cash flow statement).

Jan Woo

United States Securities and Exchange Commission

Accordingly, the change in notes payable for the nine months ended September 30, 2017 is R$957,441 thousands while the change in payables to third parties in the cash flow statement is R$1,374,387 thousands, for a difference of R$416,946 thousands. Similarly, the change in notes receivable is R$1,265,266 thousands, while the change in notes receivable in the cash flow statement is R$1,526,319 thousands. The difference is due to the following three items which are shown separately in the cash flow statement: R$68,837 thousands non-cash Financial expense (referred to above, and included in the total of R$348,109); Chargebacks of R$35,429 thousands; and Interest income received of R$157,451 thousands.

The Company is providing the Staff, as Annex A to this letter, a reconciliation of the changes in Notes receivable and Notes payable balances to the amounts shown in the cash flow statement.

Consolidated Financial Statements of PagSeguro Internet S.A. at December 31, 2016, 2015 and 2014

Consolidated Statements of Income, page F-33

3.

We note your response to prior comment 3; however, it is unclear why income from early payment is not part of your ordinary activities and included as revenue in your operating results. Your disclosures on pages 5 and 10 describe these services as a significant component of your market opportunity and a significant component of your payments ecosystem offered to customers. Further, your disclosure on page 87 indicates that a reader should not consider your operating loss alone as a measure of your performance since it does not capture the significant income from the early payment of receivables service that you offer merchants or the related financial expenses. Accordingly, your operating loss does not represent a complete measure of your performance, and does not appear to be a fair presentation of your financial performance as required by paragraph 15 of IAS 1, and further defined in the IASB Conceptual Framework for Financial Reporting (the Framework). In particular, paragraph 4.27 of the Framework provides that the distinction between those items of income and expenses that arise in the course of the ordinary activities of the entity and those that do not is made on the basis that the source of an item is relevant in evaluating the ability of the entity to generate cash in the future, in contrast to incidental activities that are unlikely to recur on a regular basis. Paragraph 4.29 further provides that revenue arises in the course of ordinary activities of an entity and is referred to

Jan Woo

United States Securities and Exchange Commission

by a variety of different names including sales, fees, interest, dividends, royalties and rent. Paragraph 7 of IAS 18 also states that revenue is the gross inflow of economic benefits during the period arising in the course of the ordinary activities of an entity when those inflows result in increases in equity, other than increases relating to contributions from equity partners. Considering this guidance, it appears that income from early payment arises from ordinary activities and should be included as revenue in your operating results. Please revise your statements of income accordingly. Please also reclassify the related expenses to include in your operating results.

Response to Staff Comment #3:

In light of the Staff’s comment, the income statement of PagSeguro Brazil has been revised in order to present financial income as a component of Total revenue and income, above expense items, and to exclude the Operating loss subtotal. The Company has revised its financial statements in the Revised Registration Statement to reflect this presentation, and has made appropriate adjustments to Management’s Discussion and Analysis of Financial Condition and Results of Operations of PagSeguro Brazil and other related disclosures in the Revised Registration Statement.

The Company respectfully advises the Staff that PagSeguro Brazil’s income from early payment represents a gain on extinguishment of a financial liability. As such, management believes that it does not represent a gross inflow of economic benefits under paragraph 7 of IAS 18 but is instead a net gain, and is therefore properly treated as financial income under IAS 39. Accordingly, and in accordance with the IASB Conceptual Framework for Financial Reporting, management believes income from early payment should not be considered as revenue within operating income.

The Company further respectfully advises the Staff that as an acquiring processor, PagSeguro Brazil is engaged in providing payment arrangement services. Its business is transaction intermediation; PagSeguro Brazil is not a financial institution, and is not regulated or taxed as a financial institution. The “early payment of receivables” feature is only an option that is available to merchants who offer consumers payments in installments. It is not a necessary part of the PagSeguro intermediation service.

Regarding the magnitude of its financial income, the Company believes that the relatively high proportion of its merchant customers who currently opt to obtain early payment of their credit card receivables from installment transactions is due to the fact that PagSeguro Brazil has built critical mass by focusing on smaller merchants during its growth phase. Management believes this critical mass will enable PagSeguro to sign up a greater proportion of larger merchants in future. Larger merchants tend to request significantly lower volumes of early payment, as they have ready access to alternative funding. Hence, management believes that over the medium term income from early payment will represent a smaller proportion of its overall results.

Jan Woo

United States Securities and Exchange Commission

The Company respectfully informs the Staff that the other acquiring processors operating in Brazil (especially the two largest operators, both of whom also prepare their audited financial statements in accordance with IFRS as issued by the IASB) also classify the “early payment of receivables” feature as financial income, below operating income. If PagSeguro Brazil were required to report its income from early payment as revenues, its results would not be comparable with these other companies. In addition, reporting income from early payment as revenues could alter the tax treatment in Brazil of this income, placing the Company at a significant competitive disadvantage when compared to the other companies in the sector.

As a result, management respectfully believes that classifying the income from early payment as financial income outside of operating income is supportable under IFRS-IASB. Management believes that, although the revised presentation of PagSeguro Brazil’s income statement results in somewhat diminished comparability with other Brazilian acquiring processors, it will enable the Company to retain a level playing field with other acquiring processors operating in Brazil in terms of tax treatment. Management believes that the financial statements present fairly PagSeguro Brazil’s financial performance, particularly when read in light of the disclosures in the financial statements of the nature of the financial income.

In addition, in its revised income statement for 2016 the Company has reclassified a credit amount of R$7.3 million from Other (expenses) income, net, to Cost of sales and services. This amount related to a refund received from PAX, PagSeguro Brazil’s principal supplier of POS devices. Management believes that this amount may properly be considered as a reduction of Cost of sales and services as it reduced the inventory amount included in Cost of goods sold, consistent with the guidance in IAS 2.11 that provides that trade discounts, rebates and other similar items are deducted in determining the costs of purchases.

Notes to the Consolidated Financial Statements

2.13	Revenue Recognition, page F-45

4.	Revise your disclosures to include the information stated in your response to prior comment 6, and your response to prior comment 32 from your letter dated September 19, 2017. That is, that you recognize transaction fees as revenue on a gross basis and that you recognize transaction costs paid to third parties who process these transactions as cost of services as you consider yourself to be the principal in the intermediation transactions. Please also disclose the factors that you considered in determining that you are the principal in the intermediation transaction.

Jan Woo

United States Securities and Exchange Commission

Response to Staff Comment #4:

The Company acknowledges the Staff’s comment and has revised Note 2.13 on page F-45 of the Revised Registration Statement to add the following disclosure:

“Revenues from fees charged for intermediation of electronic payments are recognized on a gross basis and related transaction costs are recognized as Cost of sales and services, since the PagSeguro Brazil Group is considered to be the principal in the intermediation transaction. The PagSeguro Brazil Group has primary responsibility for providing the services to customers and also directly sets the prices for such services, independently from the related transaction costs agreed between the PagSeguro Brazil Group and the card schemes or card issuers.”

The Company has also revised the description of “Gross revenue from transaction activities and other services” on page 84 of the Revised Registration Statement as follows in order to disclose the factors that it considered in determining that it is the principal in the intermediation transaction and to clarify that transaction fees are recognized as revenue on a gross basis:

“Our main source of Gross revenue from transaction activities and other services is commissions and fees on the capture, transmission, processing and settlement of transactions carried out using credit, debit and meal voucher cards and fees for other services. We have the primary responsibility for providing the services to our clients and we also directly set the prices for such services, independently from the related transaction costs agreed between us and the card schemes or card issuers. Since we have primary responsibility for providing our merchant clients with the intermediation service, and we have price discretion to adjust the rates and tariffs we charge merchants, we are the principal in the intermediation transaction. We therefore recognize our transaction fees as revenue on a gross basis, and we recognize the transaction costs separately as discussed below. Depending on the type of cash-in payment or transaction, these commissions and fees consist of the MDR, which is a commission withheld by us from the transaction value paid to the merchant, and/or other commissions or per-transaction fees. This line item also includes the fees we charge for other services. We recognize revenues from these commissions and fees when the purchase is approved by the card issuer, in the case of cash-in payments made via payment cards; when the transaction is carried out, in the case of payments made via other cash-in payment methods; or in the case of services, when the service, is rendered.”

The Company has revised the “Transaction costs” bullet point within the description of “Cost of Sales and Services” on page 86 of the Revised Registration Statement as follows in order to clarify that since the Company considers itself to be the principal in the intermediation transaction, the Company recognizes transaction costs paid to third parties who process these transactions as Cost of services.

Jan Woo

United States Securities and Exchange Commission

“Our transaction costs consist of interchange fees set by card schemes that are paid to the financial institution that is the issuer of the card; assessment fees paid to card schemes; fees paid to third-party payment processors; fees paid to acquirers; and bank settlement fees. All of our Transaction costs are accounted for within our Cost of sales and services. Since we are the principal in the intermediation transaction, we recognize the transaction costs that we pay to third parties, such as card schemes and card issuers who process these transactions, within our Cost of sales and services separately from the transaction fees we receive, which we recognize on a gross basis. The transaction costs are agreed between the card schemes or card issuers and us, independently from the fees that we charge our merchant clients.”

******************

We thank you for your attention to this submission. We hope the foregoing answers are responsive to your comments. If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at +55 (11) 3702-2220.

Accounting questions may be directed to Eduardo Alcaro, the Company’s chief financial officer, at +55 (11) 3038-8127. The review partner for this submission at the Company’s audit firm, PricewaterhouseCoopers Auditores Independentes, is Marcos Carvalho, who can be reached at +55 (11) 3674-2000.

We would be grateful if the Staff could acknowledge receipt of the enclosures by date-stamping the enclosed extra copy of this letter and returning it to our messenger, who will be waiting.

Very truly yours,

/s/ Robert M. Ellison
Robert M. Ellison

cc:	Eduardo Alcaro – Chief Financial and Investor Relations Officer and Chief Accounting Officer, PagSeguro Digital Ltd.
Maria Judith de Brito – Director, PagSeguro Digital Ltd.
Manuel Garciadiaz – Davis Polk & Wardwell LLP, São Paulo

Annex A

[Attached]

Confidential Treatment Requested by PagSeguro Digital Ltd.

	Please refer to the following rollforwards below:
	Note Receivables
	Payables
	SCF—how the changes in the items above roll to the SCF
	Note receivables—rollforward	Sep-17	Sep-16	Dec-16	Dec-15	Dec-14
	Opening balance	1,715,514	1,110,020	1,110,020	665,872	254,651
	Closing balance as per FS	2,980,780	1,449,705	1,715,514	1,110,020	665,872

	Change in Note Receivables	1,265,266	339,685	605,494	444,148	411,221
(i)	Add back—Non cash (a)	68,837	34,507	50,575	36,635	19,488
(iii)	Add back—Chargeback	35,429	20,723	31,557	27,490	14,833
(vi)	Add back—Interest received	157,451	99,638	146,346	81,349	33,576
	Other	(664)	481	557	109	—

(iv)	Final Change in Note Receivables	1,526,319	495,034	834,529	589,731	479,118

	Payables to third parties- rollforward	Sep-17	Sep-16	Dec-16	Dec-15	Dec-14
	Opening balance	1,304,031	683,092	683,092	369,921	224,395
	Closing balance as per FS	2,261,472	941,004	1,304,031	683,092	369,921
	Change in Payables	957,441	257,912	620,939	313,171	145,526
(ii)	add back—Early payment—non cash	416,946	185,983	265,067	158,825	92,024
	Other				899	(40)

	Final Change in Payables	1,374,387	443,895	886,006	472,895	237,510

	SCF
A	Expenses (revenue) not affecting cash
(ii)-(i)	Financial result from early payments, net	(348,109)	(151,476)	(214,492)	(122,190)	(72,536)

B	Changes in operating assets and liabilities
(iv)	Note receivables change in CF	(1,526,319)	(495,034)	(834,529)	(589,731)	(479,118)
(v)	Payables to third parties change in CF	1,374,387	443,895	886,006	472,895	237,510
(vi)	Interest income received	157,451	99,638	146,346	81,349	33,576

(a)	amount related mainly to early payment of notes receivables.